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                                                            --------------------
                                 UNITED STATES              |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION    --------------------
                            WASHINGTON, D.C. 20549          |   OMB Number:    |
                                                            |    3235-0058     |
                                  FORM 12b-25               | Expires:         |
                                                            |    May 31, 1997  |
                          NOTIFICATION OF LATE FILING       | Estimated        |
                                                            | average burden   |
                                                            | hours per        |
(Check One):  [X] Form 10-K  [_] Form 20-F  [_] Form 11-K   | response....2.50 |
                     [_] Form 10-Q  [_] Form N-SAR          --------------------
                                                            --------------------
     For Period Ended: May 31, 1996                         | SEC FILE NUMBER  |
                      -------------------------             |      0-16071     |
     [_]  Transition Report on Form 10-K                    --------------------
     [_]  Transition Report on Form 20-F                    --------------------
     [_]  Transition Report on Form 11-K                    |   CUSIP NUMBER   |
     [_]  Transition Report on Form 10-Q                    |                  |
     [_]  Transition Report on Form N-SAR                   --------------------

     For the Transition Period Ended:
                                     -------------------------------------------

================================================================================

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION
- - --------------------------------------------------------------------------------
Full Name of Registrant

             CalComp Technology, Inc.
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Former Name if Applicable

      Summagraphics Corporation
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Address of Principal Executive Office (Street and Number)

      2411 W. La Palma Avenue, Anaheim, California 92803
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City, State and Zip Code


PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
[X] |       will be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report of transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                SEC 1344 (6/94)

PART III

     During the latter part of the subject reporting period, the Registrant (or the "Company") entered into and, subsequent to such reporting period, consummated a Plan of Reorganization and Agreement for the Exchange of Stock of CalComp Inc. for Stock of Summagraphics Corporation (the "Exchange Agreement") pursuant to which the Company issued to Lockheed Martin Corporation ("Lockheed Martin") shares of stock of the Company representing 89.7% of the total outstanding shares of Common Stock of the Company following such issuance, in exchange for all of the outstanding capital stock of CalComp Inc. (the "Exchange"). As a result of the Exchange, Lockheed Martin acquired control of the Company and CalComp Inc. became a wholly-owned subsidiary of the Company. In connection with the Exchange, the Company also changed its name from Summagraphics Corporation to CalComp Technology, Inc. (For purposes of this Form 12b-25, the Company will hereinafter be referred to as Summagraphics when identifying the Company as it existed prior to the Exchange.) The closing of the Exchange Agreement was expected to take place in May or, at the latest, prior to June 30, 1996. However, the closing did not occur until July 23, 1996.

     As contemplated by the Exchange Agreement, immediately following the Exchange, each of the then directors and executive officers of Summagraphics resigned and Lockheed Martin, as the owner of a majority of outstanding shares of the Common Stock of the Company, adopted a resolution by written consent which increased the size of the Board of Directors from six to seven members and elected seven new directors. The Board then appointed officers to fill the vacant offices. In addition, the Board appointed Ernst & Young LLP to replace KPMG Peat Marwick LLP as the Company's independent public accountants and changed the Company's fiscal year end from May 31 to the last Sunday in December (52/53 week fiscal year).

     As a result, new company management took office in late July, 1996, faced with a deadline for filing the Company's 10-K of August 29, 1996. Nevertheless since the change in control resulting from the Exchange, the Company has proceeded diligently to complete the task of preparing and filing a Form 10-K for a company (Summagraphics Corporation) with which new management has no relationship or understanding other than that acquired in connection with the Exchange. It has now become clear that additional time will be required in order to enable the Company to fulfill its due diligence obligations concerning the report and to permit the newly appointed independent accountants to properly exercise their auditing function and complete the audit of Summagraphics Corporation's financial statements for the year ended May 31, 1996. Accordingly, filing the Form 10-K by August 29, 1996 cannot be achieved without unreasonable effort or expense.

     Management intends to file its Form 10-K no later than the 15th calendar day following the prescribed due date of August 29, 1996.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      John J. Millerick, Senior VP & CFO      (714)         821-2500
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
     registrant was required to file such report(s) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

              See Exhibit A -- Part IV(3)
- - --------------------------------------------------------------------------------

                            CalComp Technology, Inc.
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  August 28, 1996                 By   /s/ John J. Millerick
    ----------------------------------    --------------------------------------
                                          John J. Millerick, Senior VP & CFO
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

- - --------------------------------- ATTENTION ------------------------------------
|               INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                 |
|        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).          |
- - --------------------------------------------------------------------------------

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

                                   EXHIBIT A
                                to Form 12b-25


PART IV(3)

     It is anticipated that the earnings statements to be included in the subject Form 10-K of the Company will reflect an operating loss for Summagraphics of approximately $4,700,000 in fiscal 1996 as compared with an operating loss of $10,623,000 in fiscal 1995. The decrease in operating losses is primarily attributable to various non-recurring/unusual charges incurred by Summagraphics in the fourth quarter of 1995. During fiscal 1996, Summagraphics experienced significant operating losses and liquidity problems and, as part of Summagraphics' efforts to address these problems, Summagraphics entered into the Exchange Agreement with Lockheed Martin and CalComp Inc. As a result of the Exchange, Lockheed Martin acquired control of the Company on July 23, 1996.